Exhibit 99.1

PRESS RELEASE

Gentium Reports First Half 2010 Financial Results

•	Total revenues of EUR 12.5 million and net income of EUR 2.32 million for the first half of 2010.

•	Cash flow positive for the third consecutive quarter and expects to remain positive/neutral for 2010.

•	Revised guidance for 2010 revenues increased from $20-$25 million to $28-$30 million.

VILLA GUARDIA (COMO), Italy, August 12, 2010 (BUSINESS WIRE) -- Gentium S.p.A. (NASDAQ: GENT) (the “Company”) today reported financial results for the first half of 2010 and for the quarter ended June 30, 2010.  The Company reports its financial condition and operating results using U.S. Generally Accepted Accounting Principles (GAAP). The Company's financial statements are prepared using the Euro as its functional currency.  On June 30, 2010, EUR 1.00 = $1.2271.

“The financial results of the first half 2010 and for the quarter ended June 30, 2010 are slightly above our prior guidance.  We now project that our previously announced 2010 forecast of $20-$25 million will be $28-$30 million. We are also pleased to report that for the first time the Company achieved profitability, posting net income of EUR 2.32 million for the six-month period ended June 30, 2010,” stated Salvatore Calabrese, Senior Vice-President, Finance of Gentium S.p.A. “The Company remains cash flow positive for the third consecutive quarter.”

“We are delighted that the number of clinics that use Defibrotide through the expanded access programs has significantly increased since the beginning of the year and are proud to make Defibrotide available to patients in more than 30 countries in 5 continents around the world.  Moreover, transplant clinics in 28 states across the U.S. have approved the use of Defibrotide under the Treatment IND,” stated Dr. Khalid Islam, Chairman and Chief Executive Officer of Gentium S.p.A. “We remain focused on completing certain preclinical and clinical studies requested by the regulatory authorities in order to file our new drug application (NDA) for Defibrotide by the end of the second quarter 2011.”

As previously announced, Gentium will host a conference call today at 8:30 a.m. ET / 2:30 p.m. CET to discuss the first half 2010 results and provide a business update.  To participate please dial 1-877-312-9401 (North America toll-free) or 1-224-357-2660 (international/toll) to register ten minutes before the call is scheduled to begin. The call will also be broadcast live on the internet at http://www.gentium.it.

The call will be archived for replay for 30 days.  The replay can be accessed on the Company's website, http://www.gentium.it or at 1-800-642-1687 (North America toll-free) or 1-706-645-9291 (international/toll) using Conference ID 93593929.

Financial Highlights

For the six months ended June 30, 2010 compared with the comparable prior-year period:

•
Total revenues were EUR 12.53 million, compared with EUR 3.62 million. Product sales for the six-month period ended June 30, 2010 were EUR 10.02 million compared to EUR 3.53 million.  Defibrotide net sales through named-patient and cost recovery programs were EUR 6.60 million, or 66% of total product sales, compared to EUR 1.04 million for the same period of the prior year. Sales of the Company’s active pharmaceutical ingredients (API) amounted to 3.42 million, or 34% of total product sales, compared to EUR 2.49 million.

•	Operating costs and expenses, which include restructuring charges of EUR 0.95 million, were EUR 10.47 million, compared with EUR 7.17 million.

•	Research and development expenses, which are included in operating costs and expenses, were EUR 3.45 million, compared with EUR 1.81 million.

•	Operating income/(loss) was EUR 2.06 million, compared with EUR (3.55) million.

•	Net income/(loss) was EUR 2.32 million, compared with EUR (3.45) million.

•	Basic and diluted net income/(loss) per share was EUR 0.15, compared with EUR (0.23) per share.

For the second quarter ended June 30, 2010 compared with the prior year's second quarter:

•
Total revenues were EUR 7.55 million, compared with EUR 2.61 million. Product sales for the three-month period ended June 30, 2010 were EUR 6.10 million compared to EUR 2.56 million.  Defibrotide net sales through named-patient and cost recovery programs were EUR 3.99 million, or 65% of total product sales, compared to EUR 1.04 million. Sales of the Company’s API amounted to 2.11 million, or 35% of total product sales, compared to EUR 1.52 million.

•	Operating costs and expenses were EUR 5.37 million, compared with EUR 3.02 million.

•	Research and development expenses, which are included in operating costs and expenses, were EUR 2.04 million, compared with EUR 0.36 million.

•	Operating income/(loss) was EUR 2.17 million, compared with EUR (0.41) million.

•	Net income/(loss) was EUR 2.35 million, compared with EUR (0.49) million.

•	Basic and diluted net income/(loss) per share was EUR 0.16, compared with EUR (0.03) per share.

Cash and cash equivalents were EUR 6.35 million and EUR 1.39 million as of June 30, 2010 and December 31, 2009, respectively. In February 2010, the Company received an initial payment of EUR 5.11 million ($7.0 million) from Sigma-Tau in connection with amending the existing license and supply agreement to include the commercialization of Defibrotide for the prevention of VOD in North America, Central America and South America.

Operating Results

Product sales for the six-month period ended June 30, 2010 were EUR 10.02 million compared to EUR 3.53 million for the same period in 2009, an increase of EUR 6.49 million. The increase was primarily due to the distribution of Defibrotide through the named-patient and cost recovery programs which were initiated in April 2009 and October 2009, respectively. For the six-month period ended June 30, 2010, named-patient and cost recovery programs sales amounted to EUR 6.60 million, which are net of EUR 1.05 million in service fees.

API revenues increased to EUR 3.42 million for the six-month period ended June 30, 2010 from EUR 2.49 million for the same period in 2009, reflecting the increase in demand for Gentium-produced products by international pharmaceutical companies.

Other revenues were EUR 2.51 million for the six-month-period ended June 30, 2010 compared to EUR 0.10 million for the same period in 2009. Fluctuation versus the prior period is primarily attributable to an increase in activities that were reimbursed from Sigma-Tau under a cost sharing arrangement with the Company, which amounted to EUR 0.77 million and EUR 0.04 million as of June 30, 2010 and 2009, respectively, and a ratable recognition of EUR 1.70 million ($2.33 million) of the EUR 5.11 million ($7.0 million) up-front payment made by Sigma-Tau in connection with the amendment of the existing license and supply agreement with the Company. The up-front payment is being recognized ratably through the second quarter of 2011, which is when the Company expects to file an NDA for Defibrotide.

Cost of goods sold was EUR 2.87 million for the six-month period ended June 30, 2010 compared to EUR 2.00 million for the same period in 2009.  Cost of goods sold as a percentage of product sales was 29% for the six-month period ended June 30, 2010 compared to 57% for the same period in 2009. The percentage decrease is primarily due to higher margins on Defibrotide sold through the named-patient and cost recovery programs.

The Company incurred research and development expenses of EUR 3.45 million for the six-month period ended June 30, 2010 compared to EUR 1.81 million for the same period in 2009. 2009 research and development expenses were net of EUR 0.71 million of government grants in the form of a tax credit, accrued as a reduction of expenses.  Excluding such grants, 2009 research and development expenses would have been EUR 2.52 million.  Research and development expenses were primarily for the development of Defibrotide to treat and prevent VOD. The increase from the comparable period in 2009 was primarily due to the completion of a technology transfer to a third party and progress on some pre-clinical and Phase I clinical studies such as reproductive toxicity, hERG channel, and QT/QTc as well as obtaining additional data on the pharmacokinetics of Defibrotide in healthy volunteers.

General and administrative expenses were EUR 2.61 million for the six-month period ended June 30, 2010 compared to EUR 2.76 million for the same period in 2009.   2010 and 2009 general and administrative expenses include a release of a reserve for doubtful accounts EUR 0.27 million and EUR 0.34 million, respectively, due to the deemed payment of accounts receivable through the elimination of the same amount of account payables due to the same counterparty. The slight decrease in general and administrative expenses was primarily due lower legal expenses, public company expenses and payroll costs.

Corporate restructuring charges resulting from a strategic decision to close the Company’s New York office amounted to EUR 0.95 million for the six-month period ended June 30, 2010.

Our net income was EUR 2.32 million for the six-month period ended June 30, 2010 compared to a net loss of EUR (3.45) million for the comparable period in 2009. The difference was primarily due to higher sales generated with launch of the named-patient and cost recovery programs, increase in other income and revenues (including the ratable recognition as revenue of a portion of the up-front payment made by Sigma-Tau in connection with the amendment of the existing license and supply agreement with the Company), decrease in general and administrative expenses and higher margin on product sold through the named-patient and cost recovery programs, offset by an increase on research and development expenses.

The Company ended the second quarter of 2010 with EUR 6.35 million in cash and cash equivalents, compared with cash and cash equivalents of EUR 1.39 million as of December 31, 2009. The increase was primarily due to the upfront payment of EUR 5.11 million ($7.0 million) received from Sigma-Tau in connection with the amendment of the existing license and supply agreement, revenues generated from named patient and cost recovery programs, and deferment of the payment of principal debt outstanding, offset by the payment of the one-time restructuring charges of EUR 0.95 million  for the closure of our New York office and payment of outstanding payables from the prior year.

About VOD

Veno-occlusive disease is a potentially life-threatening condition, which typically occurs as a significant complication of stem cell transplantation. Certain high-dose conditioning regimens used as part of stem cell transplant (SCT) can damage the lining cells of hepatic blood vessels and so result in VOD, a blockage of the small veins of the liver that leads to liver failure and can result in significant dysfunction in other organs such as the kidneys and lungs (so-called severe VOD). SCT is a frequently used treatment modality following high-dose chemotherapy and radiation therapy for hematologic cancers and other conditions in both adults and children. There is currently no approved agent for the treatment or prevention of VOD in the US or the EU.

About Gentium

Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the U.S. FDA and Orphan Medicinal Product Designation by the European Commission both to treat and to prevent VOD and Fast Track Designation by the U.S. FDA to treat VOD.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements." In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results, including with respect to any financial forecast or the possibility of any future regulatory approval, may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20-F filed with the Securities and Exchange Commission under the caption "Risk Factors."

GENTIUM S.p.A.
Balance Sheets
(Amounts in thousands, except share and per share data)

	December, 31		June 30,
	2009		2010
			(unaudited)
ASSETS
Cash and cash equivalents	EUR	1,392	EUR	6,350
Accounts receivable		3,213		5,022
Accounts receivable from related parties, net		501		808
Inventories, net		1,551		1,805
Prepaid expenses and other current assets		1,431		720
Total Current Assets		8,088		14,705

Property, manufacturing facility and equipment, at cost		21,262		21,286
Less: Accumulated depreciation		11,545		12,190
Property, manufacturing facility and equipment, net		9,717		9,096

Intangible assets, net of amortization		76		67
Available for sale securities		263		262
Other non-current assets		23		22
Total Assets	EUR	18,167	EUR	24,152

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable	EUR	4,379	EUR	5,325
Accounts payables to related parties		286		220
Accrued expenses and other current liabilities		1,907		942
Deferred revenues		-		3,409
Current portion of capital lease obligations		67		68
Current maturities of long-term debt		408		1,096
Total Current Liabilities		7,047		11,060

Long-term debt, net of current maturities		3,098		2,222
Capital lease obligation		91		57
Termination indemnities		601		519
Total Liabilities		10,837		13,858

Share capital (no par value as of December 31, 2009 and June 30, 2010; 18,302,617 shares authorized as of December 31, 2009 and June 30, 2010; 14,956,317 shares issued and outstanding at December 31, 2009 and June 30, 2010)		106,962		107,610
Additional paid-in capital		-		(1)
Accumulated deficit		(99,632)		(97,315)
Total Shareholders' Equity		7,330		10,294
Total Liabilities and Shareholders’ Equity	EUR	18,167	EUR	24,152

GENTIUM S.p.A.
Statements of Operations
(Unaudited, amounts in thousands except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2009	2010	2009	2010
Revenues:
Product sales to related party	€-	€-	€195	€-
Product sales to third parties	2,555	6,104	3,332	10,020
Total product sales	2,555	6,104	3,527	10,020
Other revenues	55	-	56	38
Other revenues from related party	-	1,443	41	2,476
Total revenues	2,610	7,547	3,624	12,534

Operating costs and expenses:
Cost of goods sold	1,244	1,820	2,000	2,865
Research and development	362	2,037	1,808	3,451
General and administrative	1,132	1,215	2,760	2,606
Restructuring charges	-	-	-	953
Charges from related parties	71	82	141	149
Depreciation and amortization	209	219	465	447
	3,018	5,373	7,174	10,471
Operating income/(loss)	(408)	2,174	(3,550)	2,063

Foreign currency exchange gain/(loss), net	(40)	195	169	295
Interest expense, net	(40)	(18)	(72)	(41)
Income/(Loss) before income tax expense	(488)	2,351	(3,453)	2,317

Income tax expense	-	-	-	-
Net income/(loss)	€(488)	€2,351	€(3,453)	€2,317

Shares used in computing net income/(loss) per share, basic and diluted	14,956,317	14,956,317	14,956,317	14,956,317

Net income/(loss) per share:
Basic and diluted net income/(loss) per share	(0.03)	0.16	(0.23)	0.15

GENTIUM S.p.A.
Statements of Cash Flows
(Unaudited, amounts in thousands except share and share per data)

	For the Six Months Ended June 30,
	2009		2010
Cash Flows From Operating Activities:
Net income/(loss)	EUR	(3,453)	EUR	2,317
Adjustments to reconcile net income/(loss) to net cash provided by (used in) operating activities:
Write-down of inventory		78		43
Unrealized foreign exchange loss/(gain)		(200)		218
Depreciation and amortization		647		657
Stock based compensation		717		648
Loss on fixed asset disposal		-		6
Allowance/(release) for doubtful accounts		(340)		(266)
Deferred revenues		-		3,409
Changes in operating assets and liabilities:
Accounts receivable		(1,943)		(2,002)
Inventories		(309)		(297)
Prepaid expenses and other current and noncurrent assets		345		712
Accounts payable and accrued expenses		(826)		(1)
Termination indemnities		(23)		(82)
Net cash used in operating activities		(5,307)		5,362

Cash Flows From Investing Activities
Capital expenditures		(248)		(33)
Acquisition of Crinos Assets		(4,000)		-
Net cash used in investing activities		(4,248)		(33)

Cash Flows From Financing Activities:
Repayment of long-term debt		(718)		(188)
Principal payment of capital lease obligation		(32)		(33)
Net cash used in financing activities		(750)		(221)

Increase/(Decrease) in cash and cash equivalents		(10,305)		5,108
Effect of exchange rate on cash and cash equivalents		173		(150)
Cash and cash equivalents, beginning of period		11,491		1,392
Cash and cash equivalents, end of period	EUR	1,359	EUR	6,350

SOURCE: Gentium S.p.A.

Gentium S.p.A.
Salvatore Calabrese, +39 031-385-287
Senior Vice President, Finance
scalabrese@gentium.it

or

The Trout Group
Marcy Nanus, +1 646-378-2927
mnanus@troutgroup.com